DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/14/07


1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

200

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

200

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
The following constitutes Amendment No. 10 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on May 19, 2005. This Amendment No.10 amends and supersedes that
Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a-b. As per the registration of securities filed on August 8, 2006 there were 4,157,116.63 shares outstanding as of August 7, 2006. The percentage set forth in this item (5a) was derived using such number.

BIGP and other accounts managed by Phillip Goldstein and Andrew
Dakos owns beneficially or of record an aggregate of 200 shares of NRL.

c. During the last sixty days the following shares of common stock were traded:

Shares were sold pursuant to a tender offer by the Lola Brown
Trust.

d. BIGP or beneficial owners of accounts managed by Mr.
Goldstein are entitled to receive any dividend or sales proceeds.

e.NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP